 EXHIBIT 99.1

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Canagold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Canagold Resources Ltd. (the “Company”), as of December 31, 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a significant net loss, has a significant deficit and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Page 1

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators of Mineral Property Interests

As described in Note 7 to the financial statements, the carrying amount of the Company’s mineral property interests was $27,508,000 as of December 31, 2023. As more fully described in Notes 2 and 3 to the financial statements, management assesses its mineral property interests for indicators of impairment at each reporting period or when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The principal considerations for our determination that the assessment of impairment indicators of the Company’s mineral property interest is a critical audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the mineral property, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate its asset. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the mineral property.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

•	Obtaining and assessing management’s impairment analysis.
•	Evaluating the intent for the mineral property through discussion and communication with management.
•	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.
•	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the mineral property interest are in good standing.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

 Chartered Professional Accountants

Vancouver, Canada

March 28, 2024

Page 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THESHAREHOLDERSAND DIRECTORS OF CANAGOLD RESOURCES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”) as of December 31, 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has a net loss of $2.7 million for the year ended December 31, 2022 and as at that date, an accumulated deficit of $52.8 million. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Page 3

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

“Smythe LLP”

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada

March 24, 2023

Page 4

CANAGOLD RESOURCES LTD. Consolidated Statements of Financial Position (expressed in thousands of United States dollars)
		December 31,
	Notes	2023	2022

ASSETS

CURRENT ASSETS
Cash and cash equivalents		$2,811	$3,825
Marketable securities	6	1,534	855
Receivables and prepaids	15(d)	924	1,131
Total Current Assets		5,269	5,811

NON-CURRENT ASSETS
Mineral property interests	7	27,508	26,277
Mineral property deposits		152	166
Equipment	8	297	374
Total Non-Current Assets		27,957	26,817
Total Assets		$33,226	$32,628

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$652	$1,296
Flow through premium liability	9(a)	-	32
Deferred royalty liability, current	9(b)	-	35
Lease liability, current	9(c)	62	62
Total Current Liabilities		714	1,425

LONG TERM LIABILITIES
Deferred royalty liability, long term	9(b)	-	96
Lease liability, long term	9(c)	153	195
Deferred compensation liability	10(c)	244	-
Deferred income tax liability	15(a)and(b)	1,377	1,399
Total Long Term Liabilities		1,774	1,690
Total Liabilities		2,488	3,115

SHAREHOLDERS' EQUITY
Share capital	10(b)	88,768	85,465
Reserve for share-based payments	10(c)and(d)	656	815
Accumulated other comprehensive loss		(3,170)	(3,990)
Deficit		(55,516)	(52,777)
Total Shareholders' Equity		30,738	29,513
Total Liabilities and Shareholders' Equity		$33,226	$32,628

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Commitment (Note 14)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow

Director	Director

Page 5

CANAGOLD RESOURCES LTD. Consolidated Statements of Comprehensive Loss (expressed in thousands of United States dollars)

		Years Ended December 31,
	Notes	2023	2022	2021

Expenses:
Amortization	8	$89	$60	$55
Corporate development	11,12	152	112	-
Employee and/or director remuneration	12	598	700	591
General and administrative	11,12	403	837	295
Shareholder relations		-	384	446
Share-based payments	10(c),12	391	154	974

Operating loss		(1,633)	(2,247)	(2,361)

Interest income		65	1	7
Foreign exchange (loss) gain		36	172	(29)
Change in fair value of marketable securities	6	(364)	(425)	(384)
Gain on sale of mineral property	7(b)(I)	738	-	-
Impairment of mineral property interest	7(a)(ii)and(b)(ii)	(1,898)	-	-
Mineral property option income	7(a)and(b)	12	545	762
Interest and finance expense	9(b),(c),(d)	(38)	(71)	(33)

Net loss before income tax		(3,082)	(2,025)	(2,038)

Income tax recovery	9(a)	32	719	206

Net loss before deferred income tax		(3,050)	(1,306)	(1,832)

Deferred income tax expense	15(a)	-	(1,399)	-

Net loss for the year		(3,050)	(2,705)	(1,832)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		820	(1,941)	(5)

Comprehensive loss for the year		$(2,230)	$(4,646)	$(1,837)

Basic and diluted loss per share		$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares outstanding - Basic and diluted		145,864,736	89,358,246	72,717,550

Refer to the accompanying notes to the consolidated financial statements.

Page 6

CANAGOLD RESOURCES LTD. Consolidated Statements of Changes in Shareholders’ Equity (expressed in thousands of United States dollars, except per share amounts)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2020	70,251,239	$73,595	$821	$(2,044)	$(49,258)	$23,114
Private placement	11,201,849	4,126	-	-	-	4,126
Exercise of stock options	650,000	384	(180)	-	-	204
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Exercise of warrants	301,624	105	(33)	-	-	72
Share issue expenses	-	(363)	-	-	-	(363)
Finders fee warrants	-	(150)	150	-	-	-
Share-based payments	-	-	974	-	-	974
Comprehensive loss for the year	-	-	3	(5)	(1,832)	(1,834)
Balance, December 31, 2021	82,509,596	77,753	1,676	(2,049)	(51,087)	26,293
Private placement	8,750,000	2,151	-	-	-	2,151
Exercise of share appreciation rights	45,629,798	5,873	-	-	-	5,873
Share issue expenses	-	(312)	-	-	-	(312)
Share-based payments	-	-	154	-	-	154
Cancellation and expiration of stock options	-	-	(1,015)	-	1,015	-
Comprehensive loss for the year	-	-	-	(1,941)	(2,705)	(4,646)
Balance, December 31, 2022	136,889,394	85,465	815	(3,990)	(52,777)	29,513
Private placement	21,000,000	3,315	-	-	-	3,315
Share issue expenses	-	(12)	-	-	-	(12)
Share based payments	-	-	152	-	-	152
Cancellation and expiration of stock options	-	-	(311)	-	311	-
Comprehensive income (loss) for the year	-	-	-	867	(3,097)	(2,230)
Balance, December 31, 2023	157,889,394	$88,768	$656	$(3,123)	$(55,563)	$30,738

Balance, December 31, 2021	82,509,596	77,753	1,676	(2,049)	(51,087)	26,293
Private placement	4,050,000	1,264	-	-	-	1,264
Share issue expenses		(31)		-	-	(31)
Share-based payments	-	-	129	-	-	129
Cancellation and expiration of stock options	-	-	(915)	-	915	-
Comprehensive income (loss) for the period	-	-	-	(1,865)	(1,431)	(3,296)
Balance, December 31, 2022	86,559,596	$78,986	$890	$(3,914)	$(51,603)	$24,359

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.	Page 7

CANAGOLD RESOURCES LTD. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2023	2022	2021

Cash provided from (used by):

Operations:
Net loss		$(3,050)	$(2,705)	$(1,832)
Items not involving cash:
Accrued interest	9(c)	38	31	33
Amortization		89	60	55
Share-based payments		391	154	974
Change in fair value of marketable securities		364	425	384
Income tax recovery		(34)	(719)	(206)
Deferred tax recovery		-	1,399	-
Gain on sale of mineral property		(738)	-	-
Write-off of mineral property interest		1,898	-	-
Mineral property option income		-	505	(753)
Unrealized foreign exchange gain		(32)	-	-
		(1,074)	(850)	(1,345)
Changes in non-cash working capital items:
Receivables and prepaids		221	(847)	(153)
Accounts payable and accrued liabilities		(880)	367	605
Net cash used by operating activities		(1,733)	(1,330)	(893)

Financing:
Proceeds from loans		-	1,940	-
Repayment of loan		-	(1,940)	-
Issuance of common shares, net of share issue expenses		3,303	8,249	4,165
Exercise of stock options		-	-	204
Exercise of warrants		-	-	72
Lease payments		(63)	(42)	(38)
Cash provided from financing activities		3,240	8,207	4,403

Investing:
Proceeds from disposition of marketable securities		159	325	656
Sale of long term investments		1,600	-	-
Expenditures for mineral properties, net of recoveries		(4,542)	(4,486)	(8,190)
Expenditures for leasehold improvements and equipment		(5)	(117)	(16)
Cash used by investing activities		(2,788)	(4,278)	(7,550)

Unrealized foreign exchange gain (loss) on cash		267	(783)	(69)

(Decrease) increase in cash		(1,014)	1,817	(4,109)
Cash, beginning of year		3,825	2,008	6,117

Cash and cash equivalents, end of year		$2,811	$3,825	$2,008

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2023	2022	2021
Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests		$1,192	$376	$1,010

Fair value allocated to common shares issued on exercise of:
Stock options		-	-	180
Share appreciation rights	8(b)(I)	-	-	59

Fair value allocated to lease liability:		-	273	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	8(b)(i)and(ii)	-	-	150

Expiration and cancellation of:
Stock options		311	1,015	-

Income taxes paid		-	-	-
Interest paid		-	36	21

Refer to the accompanying notes to the consolidated financial statements.

Page 9

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7 and its principal place of business is #1250 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $3.1 million in 2023 (2022 - $2.7 million and 2021 - $1.8 million) and has a deficit of $55.6 million as at December 31, 2023 (2022 - $52.8 million and 2021 - $51.1 million).In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2024.

(c) Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d) Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(d) Functional currency and presentation currency: (continued)

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as a cumulative translation adjustment in other comprehensive income (loss), which is included in accumulated other comprehensive loss.

(e) Critical accounting estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgments and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables and the variables used in the determination of the fair value of stock based compensation granted and finder’s fees warrants issued or modified. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(e) Critical accounting estimates and judgments: (continued)

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. The Company is also entitled to refundable mining tax credits on qualified resource expenditures incurred in Canada. Differences in judgment between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled or refundable tax credits not being recoverable. The Company accrues for refundable mining tax credits when management is reasonably assured that the amount is collectable.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

3. Material Accounting Policy Information

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada), AIM U.S Holdings Corporation (USA), American Innovative Minerals LLC (“AIM”) (USA), Fondaway LLC (“USA”), and Canarc (Barbados) Mining Ltd (inactive) (Barbados). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(b) Financial instruments:

(i) Financial assets:

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: (i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in profit or loss. Associated transaction costs are recognized in profit or loss in the period in which it arises.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method.

(ii) Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

•	The contractual rights to receive cash flows from the asset have expired; or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii) Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(b) Financial instruments: (continued)

(iv) Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c) Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

(d) Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(d) Mineral property interests: (continued)

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(e) Equipment:

Leasehold improvements, office equipment and furnishings, and right-of-use assets are recorded at cost, and are amortized as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right-of-use	Straight line over lease term

Additions during the year are amortized on a pro-rated basis.

(f) Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital.

(g) Non-monetary transactions:

Common shares issued for consideration other than cash are valued based on the fair market value of the goods or services received and if not determinable, the common shares are valued at their quoted market price at the date of issuance.

(h) Flow-through common shares:

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price of common shares on closing date and which is recognized as a liability; and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability or tax recovery for the amount of tax reduction renounced to the shareholders.

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(h) Flow-through common shares: (continued)

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

(i) Share-based payments:

The Company has an Omnibus plan that is described in Note 10(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(j) Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development, or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(j) Environmental rehabilitation: (continued)

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(k) Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(l) Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(n) Right-of-use asset and lease liability:

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

(i)	The Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months; or
(ii)	For leases of low value.

The payments for such leases are recognized in the consolidated statements of loss and comprehensive loss over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of loss and comprehensive loss.

(o) Mining exploration tax recoveries:

The Company recognizes mining exploration tax recoveries in the period in which there is reasonable expectation, based on management’s estimate, of receiving a refund. The amount of refundable mining tax credits receivable is subject to review and approval by the taxation authorities and is adjusted for in the period when such approval is confirmed.

(o) Adoption of new accounting standards:

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4. Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

The Company is not subject to any external capital requirements.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023.

5. Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost

Lease liability	Amortized cost

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

The fair values of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Lease liabilities are measured at amortized cost. There were no transfers between levels 1, 2 or 3 during the years ended December 31, 2023 and 2022.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise cash and cash equivalents and certain receivables, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2023, the Company had a working capital (current assets less current liabilities) of $4.6 million (2022 - $4.4 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023. The Company will need additional funding to advance its projects.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(b) Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 9(b) and (c)) as at December 31, 2023 and 2022:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$321	$86	$175	$60	$-	$-	$-	$-	$-	$-

Total,December 31, 2023	$321	$86	$175	$60	$-	$-	$-	$-	$-	$-

Basic office lease	$406	$85	$173	$148	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total,December 31, 2022	$406	$85	$173	$148	$-	$215	$35	$105	$75	$-

Accounts payable and accrued liabilities are due in less than 90 days.

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2023	2022

Cash	$2,811	$3,825
Marketable securities	1,534	855
Receivables and prepaids	924	1,131
Accounts payable and accrued liabilities	(652)	(1,296)
Lease liability	(215)	(257)
Deferred compensation liability	(244)	-

Net financial assets (liabilities)	$4,158	$4,258

Based upon the above net exposure as at December 31, 2023 and assuming all other variables remain constant, a 10% (2022 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $416,000 (2022 - $426,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(c) Market risk: (continued)

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no interest-bearing debt at year-end.

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2023 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $153,000 (2022 - $85,000).

6. Marketable Securities

	December 31,
	2023	2022
Balance, begin of year	$855	$1,300

Fair value of marketable securities received from options on mineral property interests	1,192	356
Proceeds from sale of marketable securities	(159)	(325)
Change in fair value of marketable securities	(364)	(425)
Foreign currency translation adjustment	10	(51)
Balance, end of year	$1,534	$855

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral PropertyInterest

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total
Acquisition Costs:
Balance, December 31, 2022	$3,910	$348	$655	$23	$4,936
Acquisition	12	-	-	-	12
Recoveries	-	-	-	-	-
Sale of investment	-	-	(655)	-	(655)
Foreign currency translation adjustment	5	-	-	-	5
Write off	-	(348)	-	(23)	(371)
Balance, December 31, 2023	3,927	-	-	-	3,927

Deferred Exploration Expenditures:
Balance, December 31, 2022	18,453	997	1,361	530	21,341
Additions:
Exploration:
Assays and sampling	22	-	-	-	22
Community and social	233	-	-	-	233
Drilling	9	-	-	-	9
Environmental	586	-	-	-	586
Feasibility	2,470	-	-	-	2,470
Field, camp, supplies	57	-	-	-	57
General, administrative, sundry	37	-	4	-	41
Legal	38	-	-	-	38
Local labour	16	-	-	-	16
Machinery and equipment	7	-	-	-	7
Metallurgy	318	-	-	-	318
Reclamation	1	-	-	-	1
Rental and storage	22	-	23	1	46
Royalties	11	-	35	-	46
Salaries	428	-	-	-	428
Surface taxes	-	-	-	17	17
Sustainability	16	-	-	-	16
Transportation	254	-	-	-	254
Utilities	5	-	3	-	8
Recoveries	-	-	(65)	(18)	(83)
Sale of investment	-	-	(1,361)	-	(1,361)
Impairment	-	(997)	-	(530)	(1,527)
Foreign currency translation adjustment	598	-	-	-	598
Balance December 31, 2023	23,581	-	-	-	23,581

Mineral property interests:
Balance, December 31, 2023	$27,508	$-	$-	$-	$27,508

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total

Acquisition Costs:
Balance, December 31, 2021	$3,941	$370	$1,289	$25	$5,625
Additions	12	-	-	-	12
Recoveries	-	-	(476)	-	(476)
Foreign currency translation adjustment	(43)	(22)	(158)	(2)	(225)
Balance, December 31, 2022	3,910	348	655	23	4,936

Deferred Exploration Expenditures:

Balance, December 31, 2021	14,968	1,062	1,547	579	18,156
Additions:
Exploration:
Assays and sampling	145	4	-	-	149
Community and social	20	-	-	-	20
Drilling	2,023	-	-	-	2,023
Environmental	557	-	-	-	557
Feasibility	215	-	-	-	215
Field, camp, supplies	234	-	-	-	234
Fuel, gas, propane	177	-	-	-	177
General, administrative, sundry	15	-	19	-	34
Geology	301	-	-	-	301
Local labour	503	-	-	-	503
Machinery and equipment	52	-	-	-	52
Metallurgy	171	-	-	-	171
Reclamation	20	-	-	-	20
Recovery of taxes	(774)	-	-	-	(774)
Rental and storage	103	-	-	2	105
Royalt ies	53	-	-	-	53
Salaries	157	-	-	-	157
Surface taxes	1	-	-	17	18
Surveying	6	-	-	-	6
Transportation	541	-	-	-	541
Utilit ies	39	-	-	-	39
Recoveries	-	-	(62)	-	(62)
Foreign currency translation adjustment	(1,074)	(69)	(143)	(68)	(1,354)
Balance, December 31, 2022	18,453	997	1,361	530	21,341

Mineral property interests:
Balance, December 31, 2022	$22,363	$1,345	$2,016	$553	$26,277

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. Acquisition costs at December 31, 2023 include a reclamation bond for $227,000 (2022 - $224,000).

(ii) Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

(iii) Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out a balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $Nil remains payable as at December 31, 2023 (2022 - $215,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States: (continued)

(i) Fondaway Canyon (Nevada): (continued)

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for four years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600	(received in 2023)	1,000	(received in 2023 with fair value of $1,192,000)
	$2,000		$2,000

The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

(ii) Corral Canyon (Nevada):

In 2018, the Company staked various mining claims in Nevada, USA. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States: (continued)

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2023 (2022 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In August 2022, the Company received CAD$50,000 cash (2021 – CAD$25,000 cash). In 2021, the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income. In Q3 2023, the Company and Ophir mutually agreed to terminate the September 10, 2020 agreement, and the property was returned to the Company.

(v) Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company. The entire amount received was recognized in 2022 in mineral property option income as a gain as Hot Springs book value on acquisition day by the Company was $nil; Hot Springs being incidental to the Fondaway Canyon property when they were acquired together.

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(c) Expenditure options:

As at December 31, 2023, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$500	$-	150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d) Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/ concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e) Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f) Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(f) Environmental: (continued)

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2021	$89	$63	$121	$273
Acquisitions	117	2	272	391
Dispositions	(84)	-	(113)	(197)
Foreign currency translation adjustment	(6)	(4)	(9)	(19)
Balance, December 31, 2022	116	61	271	448
Acquisitions	-	5	-	5
Foreign currency translation adjustment	3	1	10	14
Balance, December 31, 2023	119	67	281	467
Accumulated amortization:
Balance, December 31, 2021	78	41	110	229
Amortization	18	9	33	60
Dispositions	(84)	-	(113)	(197)
Foreign currency translation adjustment	(4)	(3)	(11)	(18)
Balance, December 31, 2022	8	47	19	74
Amortization	23	11	55	89
Foreign currency translation adjustment	1	3	3	7
Balance, December 31, 2023	32	61	77	170
Net book value:
Balance, December 31, 2022	$108	$14	$252	$374
Balance, December 31, 2023	$87	$6	$204	$297

Canagold Resources Ltd.	Page 30

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8. Equipment(continued)

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia. Its office lease term ended in July 2022 and a new office lease term started in September 2022 for a different office. The lease was set up as a right-of-use asset under the IFRS rules and 6.60% discount rate was used.

9. Liabilities

(a) Flow Through Premium Liability

On October 28, 2021, the Company closed a private placement for 10.6 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$5.3 million. The fair value of the shares was CAD$0.46 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$425,700.

On December 30, 2021, the Company closed a private placement for 560,000 flow through common shares at CAD$0.50 per share for gross proceeds of CAD$280,000. The fair value of the shares was CAD$0.37 per share, resulting in the recognition of a flow through premium liability of CAD$0.13 per share for a total of CAD$72,800.

On January 19, 2022, the Company closed a private placement for 4.05 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$2.03 million. The fair value of the shares was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.11 per share for a total of CAD$445,500.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

Balance, December 31, 2020	-
Add:
Excess of subscription price over fair value of flow through common shares	$402
Foreign currency translation adjustment	2
Less:
Income tax recovery	(206)
Balance, December 31, 2021	198
Add:
Excess of subscription price over fair value of flow through common shares	561
Foreign currency translation adjustment	(8)
Less:
Income tax recovery	(719)
Balance, December 31, 2022	32
Less:
Income tax recovery	(32)
Foreign currency translation adjustment	-
Balance, December 31, 2023	$-

Canagold Resources Ltd.	Page 31

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(a) Flow Through Premium Liability (continued)

There is no remaining obligation to incur qualified expenditures as at December 31, 2023 (2022 – CAD$229,000).

(b) Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 7(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability was accreted over time as follows:

Balance, December 31, 2021	$142
Add:
Accretion	24
Less:
Advance royalty payment	(35)

Balance, December 31, 2022	131
Add:
Accretion	22
Less:
Advance royalty payment	(35)
Sale of investment (1)	(118)
Balance, December 31, 2023	$-

Current portion	$-
Long term portion	-
Balance, December 31, 2023	$-

(1) Getchell exercised the option to acquire the Fondaway Canyon property on December 29, 2023. As such, the Company derecognized the deferred royalty liability from its books.

Canagold Resources Ltd.	Page 32

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(c) Lease Liability

The continuity of the lease liability for the years ended December 31, 2023 and 2022 is as follows:

Balance, December 31, 2021	$21
Add:
New offlice lease	272
Interest	7
Foreign currency translation	(1)
Less:
Payments	(42)

Balance, December 31, 2022	257
Add:
Interest	16
Foreign currency translation	4
Less:
Payments	(62)

Balance, December 31, 2023	$215

Current portion	$62
Long term portion	153
Balance, December 31, 2023	$215

(d) Loans Payable

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley Investments AG (“Sun Valley”), which is currently a 40.06% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the rights offering (Note 10(b)(i)) and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

Canagold Resources Ltd.	Page 33

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4.4 million.

(ii) In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million from Sun Valley as an advance payment for the standby guaranty (Note 9(d)). Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

(iii) On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

(iv) In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through common shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through common shares for gross proceeds of CAD$2.03 million.

(v) On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders’ fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

Canagold Resources Ltd.	Page 34

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(b) Issued (continued)

(vi) In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

(c) Omnibus incentive plan:

The Company has an omnibus incentive compensation plan. Pursuant to the omnibus plan, at December 31, 2023, the Company currently has 5,788,939 shares listed and reserved under the plan for stock option activities, 6,500,000 shares for restricted share units grants, 2,500,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

i) Stock Options:

The continuity of outstanding stock options for the year ended December 31, 2023 and 2022 is as follows:

Canagold Resources Ltd.	Page 35

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Omnibus incentive plan: (continued)

i) Stock Options: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2023:

	Options Outstanding and Exercisable
	Weighted	Weighted
	Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	31-Dec-23	(Number of Years)	(CAD$)

$0.30	40,000	0.49	$0.30
$0.50	60,000	1.50	$0.50
$0.50	300,000	2.48	$0.50
$0.52	500,000	2.53	$0.52
	900,000	2.35	$0.50

During the year ended December 31, 2023, the Company recognized share-based payments of $Nil (2022 - $154,000 and 2021 - $974,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the year.

No stock options were granted during the year ended December 31, 2023.

ii) Performance share units

No performance share units (PSUs) were granted during the years ended December 31, 2023, 2022, and 2021. Total PSUs available for granting are 1,000,000.

iii) Restricted share units

From the available 6,500,000 restricted share units (“RSUs”) under the Omnibus plan, 1,600,000 RSUs were granted to the officers of the Company during the year ended December 31, 2023. These RSUs vest over a period of two years. For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share based compensation expense of $152,069 for the year ended December 31, 2023 (the share price on grant date was $CAD 0.230).

No RSUs were granted during the years ended December 31, 2022 and 2021.

iv) Deferred share units

From the available 2,500,000 deferred share units (“DSUs”) under the Omnibus plan, 1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023. These granted DSUs vested immediately, the Company accounted initially, based on the share price (CAD$ 0.23) of the Company on the grant date, for a share-based compensation expense of $263,000 and a corresponding share-based compensation liability. At period end December 31, 2023, the share-based compensation expense and share-based compensation liability were revalued to $244,000 based on the market value of the Company’s share (CAD$ 0.210). No DSUs were granted during the years ended December 31, 2022 and 2021.

Canagold Resources Ltd.	Page 36

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(d) Warrants:

At December 31, 2023, the Company had outstanding warrants as follows:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2022	Issued	Exercised	Expired	Outstanding at December 31, 2023
$0.75	October 28, 2023	638,510	-	-	638,510	-

At December 31, 2022, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2021	Issued	Exercised	Expired	December 31, 2022

$0.65	October 7, 2022	4,000,000	-	-	(4,000,000)	-

$0.65	November 12, 2022	6,500,000	-	-	(6,500,000)	-

$0.65	November 12, 2022	385,200	-	-	(385,200)	-

$0.75	October 28, 2023	638,510		-	-	638,510

		11,523,710	-	-	(10,885,200)	638,510

At December 31, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	December 31, 2021

$0.30	July 23, 2021	301,624	-	(301,624)	-	-

$0.65	October 7, 2022	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022	385,200	-	-	-	385,200

$0.75	October 28, 2023	-	638,510	-	-	638,510

		11,186,824	638,510	(301,624)	-	11,523,710

Canagold Resources Ltd.	Page 37

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. General and Administrative

	Years ended December 31
	2023	2022	2021

Corporate Development
Geology and technical review	$-	$21	$-
Salaries and remuneration	33	91	-
Sundry	7	-	-
Travel and transportation	112	-	-
	$152	$112	$-

General and Administrative:
Accounting and audit	$67	$61	$59
Legal	38	73	4
Office and sundry	139	152	117
Regulatory	71	446	76
Rent	52	46	39
Travel	34	59	-
	$401	$837	$295

Canagold Resources Ltd.	Page 38

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2023, 2022 and 2021:

	Years ended December 31,			Net balance receivable (payable) as at December 31,
	2023	2022	2021	2023	2022

Key management compensation:
Executive salaries and remuneration (1)	$803	$647	$567	$-	$(106)
Severance	73	191	-	-	-
Directors fees	86	70	26	(1)	(57)
Share-based payments	391	154	929	-	-
	$1,353	$1,062	$1,522	$(1)	$(163)

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$1	$1	$8	$1	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The company is Aztec Minerals Corp., which shared one common officer until Feb 2023.

The above transactions are incurred in the normal course of business.

Note 9(d) provides further details regarding a demand loan with a former director and bridge loan from Sun Valley.

Canagold Resources Ltd.	Page 39

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2023			December 31, 2022
	Canada	USA	Total	Canada	USA	Total
Mineral property interests	$27,508	$-	$27,508	$23,708	$2,569	$26,277
Mineral property deposits	152	-	152	166	-	166
Leasehold improvements and equipment	297	-	297	374	-	374

14. Commitment

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at December 31, 2023, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2024	$86
2025	$87
2026	$88
2027	$60
$321

Canagold Resources Ltd.	Page 40

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Taxes

The Company is subject to corporate income taxes and other provincial and federal mining and sales taxes. There is a $0.8 million receivables amount reported on the Statement of Financial Position of the Company comprised of taxes receivable from the Canadian tax authorities (federal GST credits and British Columbia mineral tax credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of December 31, 2023, the Company has a deferred tax liability of $1.4 million, resulted mainly from timing difference between the accounting and tax values of the mineral properties expenditures.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

The significant components of the Company’s deferred tax assets and liabilities are as follows:

Canagold Resources Ltd.	Page 41

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Taxes (continued)

Income taxes (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

16. Subsequent events

On March 28, 2024, subject to receiving the final approval from the TSX Exchange, the Company closed a private placement for 15, 700,000 flow through common shares at a price of CAD$0.2625 per share for gross proceeds of CAD$4.1 million.

Canagold Resources Ltd.	Page 42

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE	#1250 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canagoldresources.com

DIRECTORS	Sofia Bianchi
Carmen Letton
Andrew Trow
Kadri Dagdelen
Michael Doyle

OFFICERS	Catalin Kilofliski ~ Chief Executive Officer
Michael Doyle ~ Chief Technical Officer
Garry Biles ~ President and Chief Operating Officer
Knox Henderson – Vice President Corporate Development
Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary
Colm Keogh ~ Vice President Operations
Chris Pharness ~ Vice President Sustainability and Permitting

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Davidson & Company
1200-609 Granville Street
Vancouver, BC, Canada, V7Y 1G6

SOLICITORS AND	McMillan LLP
REGISTERED OFFICE	#1500 – 1055 West Georgia Street
Vancouver, BC, Canada, V6E 4N7

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-QB: CRCUF
DBFrankfurt: CAN

Canagold Resources Ltd.	Page 43